August 25, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. George Lovato, Jr.
President and Chief Executive Officer
303 San Mateo NE, Suite 104A
Albuquerque, New Mexico 87108

Re:	Americana Publishing, Inc.
      Form SB-2 Filed May 9, 2005
      Form 10-KSB for the year ended December 31, 2004
      Forms 10-QSB for the periods ended March 31, 2005 and June
30,
2005
	Commission file #: 000-25783

Dear Mr. Lovato:

We have reviewed your August 19, 2005 response letter and have the following comments. Please file an amended Form 10-KSB and Form SB-2 in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.


* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004
Form SB-2 Filed May 9, 2005

Liquidity and Capital Resources, page 22

We note from your response to comment 1 that you included a disclosure of the accounting for the restricted shares in the MD&A section of the Form SB-2. However, we do not believe that appropriate disclosure has been made in the filing. Your previous disclosure which was included in Note 8 to the financial statements as of March 31, 2005, has not been included in either the notes to the financial statements for the quarter and six months ended June 30, 2005 or in the MD&A section of Amendment No. 4 to Form SB-2. Please revise your filing to include disclosure of the accounting for the shares of restricted stock issued to both Cornell Capital and Newbridge Securities in the first quarter of 2005 in the Notes to the
Financial Statements and MD&A section of the Form SB-2. Your revised disclosure should also explain how any expense recognized was classified in your statement of operations.

Financial Statements for the interim period ended June 30, 2005 included in Form SB-2 and Forms 10-QSB for the quarters ended
March
31, 2005 and June 30, 2005

Note 4. Liquidity

We note from your disclosure in Note 4 that you received $375,000 of the principal amount of the $820,000 Note on April 1, 2005 and will receive the remaining principal balance of $445,000 two business days prior to a registration statement being filed with the SEC.
Please
tell us if you received the additional $445,000 cash prior to June 30, 2005, and if so, please revise your disclosure in the Notes and on page 23 of the MD&A section in the Form SB-2 to state when the cash was received. If you have not yet received the $445,000 cash, please tell us why the statement of cash flows presents the entire amount as cash received as proceeds from the note payable.

Note 7.  Subsequent Event

We note from your response to comment 2 that you revised Note 7 in your Form 10-QSB for the period ended March 31, 2005 to include disclosure of how the conversion terms were determined for the conversion of the Advantage Fund One LLC note. Because this conversion occurred during the second quarter of 2005, this disclosure should also be included in the notes to the financial statements for the six month period ended June 30, 2005 and the MD&A
section of the Form   SB-2.  Additionally, the disclosure in Note
7
in your Form 10-QSB for the period ended March 31, 2005, which indicates that $75,000 of the note was converted to 25,000,000 shares of common stock, is inconsistent with the disclosure provided in Item
2 of your Form 10-QSB for the period ended June 30, 2005, which indicates that there were 2,600,000 shares issued at a conversion price of $.03 per share. Please reconcile and revise these disclosures.

Also, please tell us whether the conversion of the $75,000 of the note into 25,000,000 common shares was accounted for as an induced conversion pursuant to SFAS No. 84. If not, explain why.

MD&A Liquidity and Capital Resources

We note that a large amount of shares of common stock were issued between December 31, 2004 and June 30, 2005. Please revise the MD&A section and notes to your financial statements for the six months ended June 30, 2005 of the Form SB-2 to include disclosure of the date and amount of issuances of stock during the first and second quarters of 2005 that relate to debt conversion or other non-cash transactions.



Item 2.  Changes in Securities

We note from Item 2 in the Form 10-QSB for the period ended June
30,
2005 that there were a number of transactions involving the issuance of common stock in consideration for a note conversion. Please add a disclosure to your notes to the financial statements in both the SB-2 and Form 10-QSB detailing the dollar amount of the notes that were converted and the number of shares issued.

Financial Statements for the year ended December 31, 2004

Note 7.  Commitments and Contingencies

We note your revision to the Financial Consulting Agreement section of Note 7 results in the omission of the dollar amount paid to the Chairman in 2004. Please revise your filing to complete this amount.

Note 13.  Acquisition of Coreflix, page F-25

The number of shares issued to acquire Corelfix of 6,000,000 common
shares as disclosed in Note 13 does not agree to the number
reflected
in the statement of changes in shareholders` deficit under the caption "issuance of common stock in exchange for assets" of 138,000 common shares. Please reconcile and revise these disclosures. If the
6,000,000 shares (and related valuation per share) have not been retroactively restated for the 40 to 1 reverse stock split, please do so. Refer to the guidance in SAB Topic 4:C.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information.

You may contact Claire Erlanger at 202-551-3301 or me at 202-551-
3813
if you have questions.

      Sincerely,



								Linda Cvrkel
								Branch Chief
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Mr. George Lovato
Americana Publishing, Inc
August 25, 2005
Page 1